UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE TO

   Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
             of the Securities Exchange Act of 1934
                       (Amendment No. 2)

   Decade Companies Income Properties   A Limited Partnership
               (Name of Subject Company (Issuer))

   Decade Companies Income Properties - A Limited Partnership
          (Name of Filing Person (Issuer and Offeror))

                 Limited Partnership Interests
                 (Title of Class of Securities)

                              n/a
             (CUSIP Number of Class of Securities)

                   Calculation of filing Fee

     Transaction valuation*        Amount of Filing Fee
     $2,685,000                         $248

     *The transaction valuation was calculated by taking 3,000, the number of Limited Partnership Interests offered to purchase by the Issuer, and multiplying it by the purchase price stated in the Offer to Purchase of $895.00 per Interest.

     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Check this box is the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

          third-party tender offer subject to Rule 14d-1.
     X    issuer tender offer subject to Rule 13e-4.
     X    going-private transaction subject to Rule 13e-3.
          amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer:

Items 1 -11.

Not applicable.

Item 12. Exhibits.

Text of Letter dated April 18, 2002 sent to limited partners of Decade Companies Income Properties - A Limited Partnership.

April 18, 2002

RE:  Decade Companies Income Properties

Dear Investor:

We are pleased to make a cash distribution to all partners for the quarter ended March 31, 2002. Enclosed herewith is a check for your pro-rata share in the amount of $12.50 per limited partnership Interest. (If you made your investment through an IRA or other qualified plan, the check has been mailed directly to your trustee; a pink copy of the check is enclosed for your records).

As we noted in our Offer to Purchase dated April 8, 2002, the enclosed check will not reduce the Offer Price of $895 per Interest in the Offer that expires on May 7, 2002. If you need another copy of the offering materials, please call me at (262) 792-9200.

With this cash distribution the Partnership has distributed approximately $14,695,000 to the limited partners (between 83% and 98% of your original investment depending upon the date that you made your investment in the original offering).

If you have any questions concerning this cash distribution or any other partnership matter, please call me at (262) 792-9200.

Very truly yours,



Michael Sweet
Partnership Manager

MS/mt

Enclosure